August 16, 2019

US SEC

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	PotNetwork Holdings, Inc.
Form 10-12G Filed May 9, 2019 File No. 000-55969

Ladies and Gentlemen:

We have electronically filed herewith on behalf of PotNetwork Holdings Inc., Inc. (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form 10 (“Form 10”). In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Kevin Hagen dated July 17, 2019.

Amendment No. 1 to Form 10-12G

Liquidity and Capital Resources, page 17

1. We note your response to prior comment nine regarding your 2018 increase in advances in accounts receivable. Please revise to disaggregate the $4.6 million balance at December 31, 2018 between advances, accounts receivable and prepaid expenses, and separately describe the reasons for changes in each category from December 31, 2017 amounts.

Response

We have revised the disclosure to state:

As of December 31, 2018, we had $5,214,530 in total assets including cash and cash equivalents of $584,425 and $ $4,289,928 in advances to the Company’s drop shipper and accounts receivable of $119,274, as compared to $1,806,343 in total assets including of cash and cash equivalents of $254,571 and $ $1,160,653 in advances to the Company’s drop shipper and $138,341 accounts receivable as of December 31, 2017.

2. As previously requested, please revise to describe the causes underlying the changes in your accounts payable, notes payable and due to third party for all periods presented.

Response

We have revised the disclosure by adding:

The increase in accounts payable is commensurate with our increase in revenue. Notes payable increased due to the Company selling a total of $2,225,000 in convertible notes during 2018.

PotNetwork Holdings Inc.

August 16, 2019

Critical Accounting Policies and Estimates

Impact of Most Recent Accounting Pronouncements, page 19

3. Your revenue recognition policy as of January 1, 2019 on page F-26 continues to be based on the guidance of ASC 605. Please address the following:

•	Revise to disclose if you have adopted ASU 2016-02 (ASC 606) “Revenue for Contracts with Customers,” when you expect to adopt and the expect impact upon adoption.

•	If you have adopted ASC 606, please revise to provide the required transitional disclosures, including when you adopted, what method you used, and the nature and amount of adjustments upon adoption.

•	To the extent you do not believe there were any adjustments upon your adoption of ASC 606, disclose that fact and tell us in detail how you arrived at that conclusion.

•	Revise your revenue recognition policies throughout your document to reflect your appropriate consideration of the guidance and framework of ASC 606.

Response

ASC 606 prescribes a five-step model for recognizing revenue: [a] identify the contract(s) with a customer; [b] identify the performance obligations in the contract; [c] determine the transaction price; [d] allocate the transaction price to the performance obligations in the contract and [e] recognize revenue when (or as) the entity satisfied the performance obligations. Since the company has been using the drop shipment model in 2018 and 2019, the majority of the company’s sales transactions have been via its e-commerce platform. The use of the e-commerce platform has been interpreted as if this company adopted the same sales contract pro forma for each customer in compliance with ASC 606 as if it were formally adopted. Though the company does not have sale contracts with any such customer. As a result of the foregoing, we do not believe any adjustments are necessary to comply with ASC 606.

We have made revisions to the registration statement consistent with the above.

Item 10. Recent Sales of Unregistered Securities, page 25

4. We note your revised disclosure in response to comment 13. For each issuance of unregistered securities by the company, please disclose the value of the consideration the company received for the securities (e.g., the value of debt converted into common stock) as well as the exemption from registration that the company relied on to issue the securities (e.g., Section 4(a)(2) of the Securities Act). Please refer to Item 701 of Regulation S-K.

Response

The company clarified the exemption that was relied upon by the company in issuance of the shares in this section and added the dollar amount of debt for which securities were exchange in relevant debt conversion transactions.

Report of Independent Registered Public Accounting Firm, page F-1

5. Please revise the language in your audit report for the year ended December 31, 2018 to comply with the guidance in PCAOB AS 3101 and SEC Release 34-81916.

Response

The audit report has been revised consistent with the above.

Balance Sheet, page F-2

6. As previously requested, please revise to state separately on the face of your balance sheet or in a note thereto amounts receivable from customers, related parties and others in accordance with ASC 210-10-S991. Please also quantify the amount of any allowance for doubtful accounts, if any, for each period presented.

Response

The balance sheet has been revised consistent with the above.

PotNetwork Holdings Inc.

August 16, 2019

7. As previously requested, please revise to label your Notes Payable, which are convertible into shares of your common stock, as convertible on the face of your Balance Sheet for all periods presented. Please also classify the balance of the notes between current and long-term based on its payment terms.

Response

The balance sheet has been revised consistent with the above as set forth below:

Current Liabilities	Dec. 31, 2018	Dec. 31, 2017
Payables	$469,821	$270,980
Current portion of Notes Payable	$306,150	$172,650
Total Current Liabilities	$775,971	$443,630

8. As previously requested, please revise the Stockholders’ Equity section of your Balance Sheet to quantify the amount of common and preferred shares issued and outstanding at each balance sheet date. In this regard, it does not appear that you have disclosed the amounts issued and outstanding as of December 31, 2017.

Response

The Stockholders’ Equity section of balance sheet has been revised consistent with the above as set forth below:

Stockholders’ Equity	Dec. 31, 2018	Dec. 31, 2017
Common Stock, $ 0.0001 par value, 1,000,000,000 shares authorized, 569,364,712 shares Issued and outstanding as of December 31, 2018 and 569,920,485 shares Issued and outstanding as of December 31, 2017	$3,169,040	$450,573
Preferred Stock Class A, $ 0.0001 par value, 50,000,000 shares authorized, 39,839 shares Issued and outstanding as of December 31, 2018 and December 31, 2017	$400	$400

Cash Flow Statement, page F-7

9. Your response to prior comment 19 indicates that you made certain reclassifications within your Statement of Cash Flows; however, we did not note any such changes in your amended filing. As such, please revise your Statement of Cash Flows to reclassify your cash flows for third party loans and convertible note payable from operating to financing activities, or tell us why this is not necessary.

Response

Cash Flow Statement – Third-party loan and the Notes Payable are shown as Financing activities in the Cash Flow Statement as below:

Financing	Dec. 31, 2018	Dec. 31, 2017
Third Party Loan	$(206,974)	$(172,641)
Notes Payable	$1,918,350	$(1,655,624)
Net cash provided by financing activities	$1,711,376	$(1,828,265)

PotNetwork Holdings Inc.

August 16, 2019

Statement of Stockholders’ Equity, page F-8

10. As previously requested, please revise your Statements of Stockholders’ Equity for all periods to include your Preferred shares.

Response

Stockholders’ Equity Statement now include preferred shares, as below:

STOCKHOLDERS’ EQUITY	Pref Shares	Preference share capital	Common Shares	Equity	Surplus (Deficit)
Balance as on Dec. 31, 2016	0	$-	297,389,288	$87,573	$(53,935)
Triangular Merger	39,839				$53,935
Shares Issued - Restricted			309,322,614
Shares Issued - Free			121,000,000	$363,000
Shares Issued - Reserve			(157,791,417)
Net Profit (Loss)					$301,603
Balance as on Dec. 31, 2017	39,839	$400	569,920,485	$450,573	$(2,279,739)
Shares Issued			215,444,227	$2,718,467
Shares Cancelled			(216,000,000)
Net Profit (Loss)					$242,634
Balance as of Dec. 31, 2018	39,839	$400	569,364,712	$3,169,040	$(2,037,105)

11. Your response to prior comment 21 indicates that you made changes to your Statement of Stockholders’ Equity with respect to your additional paid in capital; however, we did not note any such changes in your amended filing. As such, we reissue our initial comment. Given that the par value of your common stock is $0.00001 per share, it is unclear how you accounted for your common share issuances in both 2017 and 2018 and the resulting impact (or lack thereof) on Additional Paid-in Capital. Please advise or revise.

Response

Pending share issuance, the money was accounted as Additional Paid in Capital as on December 31, 2017. Subsequently, the terms were negotiated and is reclassified now as Note Payable.

Note 1 - Organization and Description of Business, page F-9

12. We note your response to prior comment 22 regarding your various organization transactions. Please provide us the following:

•	As you accounted for your January 30, 2017 “reverse triangular merger” under ASC 805-40 as a reverse acquisition, please provide us the initial accounting on your financial statements of this transactions on a stand-alone basis, including the calculation of goodwill.

•	Tell us how the March 31, 2017 holding company reorganization was accounted for on a stand-alone basis and what accounting guidance was used and how this impacted your financial statements at that time.

•	At reversal, with the February 2018 “reversal ab initio,” tell us how this event was accounted for on a stand-alone basis, what accounting guidance was used, and how this impacted your financial statements at that time.

PotNetwork Holdings Inc.

August 16, 2019

Response

ASC 805-40 requires the recognition and measurement of either goodwill or a gain from a bargain purchase. If the acquisition of assets and liabilities of the acquired are not at fair value (over or below), the difference is to be recognized as goodwill. At the time of the acquisition, First Capital Venture Co. was considered as being acquired at its fair value, so no goodwill adjustment was required. Therefore, under ASC 805-40, there are no adjustments needed.

Note 2 - Summary of Significant Accounting Policies, page F-10

13. As previously requested, please revise your Accounts Receivable policy to include a discussion of your assessment of collectibility and any establishment of an allowance for doubtful accounts. If you determine no allowance is necessary for any period, disclose such.

Response

Assessment of collectability – Note 2 on page F-10 is revised as below:

a. Receivables supervisor is authorized to collect delinquent accounts

b. The Treasurer has the authority to assign accounts to a third party for collection

c. Recording of Accounts Receivable: All amounts due on physical delivery of the merchandise from the drop-shipper, must be promptly recorded as an accounts receivable. Each account receivable must be recorded and maintained until payment is received or the recorded amount is written off or extinguished.

d. An adequate provision for doubtful accounts must be established. When all reasonable efforts fail to collect an account receivable and it has been approved for write off, the related provision for doubtful accounts should be reduced.

e. Control and Subsidiary Accounts: The accounting system incorporates control accounts, where applicable, to ensure the completeness and accuracy of individual accounts. The Receivables supervisor must maintain subsidiary accounts for individual debtors in a manner that discloses, at a given point in time, the aggregate amount owed by each debtor as well as individual amounts making up the aggregate amount. Monthly, the subsidiary accounts for each accounts receivable must be reconciled with the control account.

f. Checks that are returned from the bank as non-negotiable are assessed a returned cheque charge. If there are 2 cheques returned from the same customer within a month, no further cheques will be accepted from the customer unless the cheques are certified, until there is an acceptable payment history for a further one-year period.

g. Statements to Debtors: Statements must be issued to debtors, on a monthly basis, providing meaningful and concise information on the status of their debts.

h. Accounts receivable are considered overdue when a debtor does not pay or resolve the debt within 30 days from the invoice date or a written request for payment to the debtor.

i. All actions taken to collect overdue accounts must be documented.

j. If there is no response after the initial contact at the 30 day point (within a 30 day period – 60 days from date of invoice), accounts will be forwarded to Treasury Staff to take prompt and vigorous action to collect overdue accounts receivable.

k. Accounts receivable, in most cases, should be at least 30 days overdue (i.e., 60 days after invoice notification), before staff advises debtors that their accounts are overdue and that the accounts may be:

•	turned over to a private collection agency;

•	subject to legal action

•	credit privileges will be revoked; and/or

•	account may be suspended

PotNetwork Holdings Inc.

August 16, 2019

14. We note that you revised your property & equipment footnote on page F-11 in response to prior comment 24; however, similar revisions were not made to your property & equipment footnote on page on F-27. Please revise your footnote on page F-27 accordingly.

Response

Footnote on page F-27 is now corrected as:

PROPERTY AND EQUIPMENT: As on the date of the financial statements, the Company does not hold any assets.

Note 11 - Notes Payable to Sign N Drive, page F-14

15. Your response to prior comment 24 indicates that you made changes to Note 11 to provide additional detail regarding the terms of the loan; however, we did not note any such changes in your amended filing. As previously requested, please revise to provide a more robust description of the terms of your notes payable (including interest, maturity and conversion terms), as well as a discussion of any conversions and/or modifications made during the periods presented. Please also explain your accounting for the embedded conversion option.

Response

Note 11 Notes Payable to Sign N Drive, is revised as per below:

Payee: Sign N Drive

Principal Value: $1,850,000

Issue date: June 2, 2014

Terms: Interest Free, Fixed Conversion Rate at $.003 per shares agreed to by Issuer in lieu of interest.

Embedded Conversion Option: Given the fixed rate conversion price, no derivative liability calculation for the conversion option was deemed required.

There is no maturity date for this note

$438,000 was converted into common stock in 2017

$172,650 was converted into common stock in 2018

Note 11 - Notes Payable to Illiad Research & Trading, LP, page F-32

16. Please revise to provide a more detailed description of the terms of your notes payable to Illiad Research & Trading, LP (including maturity date, future amounts that can be borrowed, etc.).

Response:

Note 11 Notes Payable to Illiad Research & Trading LP, is revise as below:

Payee: Illiad Research & Trading LP

On October 25, 2018, the Company issued a Note in the face amount of $5,525,000 which accrues interest at the rate of 10% per annum. The note has an Original Issue Discount (OID) of $500,000. The Note and any interest thereon is convertible at a fixed rate of $0.45 per share of common stock or after 12 months, at a variable conversion rate, the “redemption conversion price” at the lower of the fixed rate of $.45 per share, or a discount to the market price as defined in the Note. The Note is comprised of five (5) tranches (each, a “Tranche”), consisting of (i) an Initial Tranche in an amount equal to $1,400,000.00 and any interest, costs, fees or charges accrued thereon or added thereto under the terms of this Note and the other Transaction Documents (as defined in the Purchase Agreement) (the ''Initial Tranche"), and (ii) four (4) additional Tranches, one (l) in the amount of $1,375,000.00, one (l) in the amount of $550,000.00, and two (2) in the amount of $1,100,000.00, plus any interest, costs, fees or charges accrued thereon or added thereto under the terms of this Note and the other Transaction Documents.

• $1,400,000 was received on 10/31/2018

• $825,000 was received on 12/18/2018

• $18,410 is the accrued interest for 2018

If the Staff has any further comments regarding Amendment No. 2 or any subsequent amendments to the Company’s offering statement on Form 10, please feel free to contact the undersigned or our counsel, Jonathan Leinwand, Esq. (954) 903-7856.

Very Truly Yours,

POTNETWORK HOLDINGS INC.

By: /s/ Kevin Hagen

       Kevin Hagen, CEO